

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 19, 2023

Gary Bechtel
Chief Executive Officer
Red Oak Capital Intermediate Income Fund, LLC
625 Kenmoor Avenue SE, Suite 200
Grand Rapids, Michigan 49546

  Re: Red Oak Capital Intermediate Income Fund, LLC
    Amendment No. 3 to Offering Statement on Form 1-A
    Filed January 12, 2023
    File No. 024-11274

Dear Gary Bechtel:

   This is to advise you that we do not intend to review your amendment.

   We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

   We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact Victor Rivera Melendez at 202-551-4182 and Ruairi Regan at 202-551-3269 with any questions.

          Sincerely,

          Division of Corporation Finance
          Office of Real Estate & Construction

cc: Robert Kaplan, Esq.